Exhibit No. 99.23
                                                              -----------------

                               PRESS RELEASE
                           CADBURY SCHWEPPES [LOGO]

     Contacts:        Cadbury Schweppes, London
                      Chris Milburn, Director, Corporate Communications
                      Tel: 44 71 409 1313

                      Dr Pepper/Seven-Up, Dallas
                      Jim Ball
                      Tel: 214-360-7812

                      Gavin Anderson & Company, New York
                      Cameron King
                      Tel: 212-373-0200

     Media Advisory:  The following was released earlier today in London.

                                                          FOR IMMEDIATE RELEASE

             CADBURY SCHWEPPES TO ACQUIRE DR PEPPER/SEVEN-UP
                          FOR $33.00 PER SHARE

London and Dallas -- January 26, 1995 -- Cadbury Schweppes (CADBY) and Dr Pepper/Seven-Up (DPS) announced that they have entered into a merger agreement pursuant to which the Board of Dr Pepper/Seven-Up will unanimously recommned to its shareholders acceptance of a cash tender offer to be made by DP/SU Acquisition Inc., a wholly owned US subsidiary of Cadbury Schweppes, for the outstanding shares of common stock in Dr Pepper/Seven-Up not already owned by Cadbury Schweppes at a price of $33 per share. The total consideration for all shares outstanding not already owned by Cadbury Schweppes will be US$1,711 million (1,076 million pounds sterling).

Dominic Cadbury, Chairman of Cadbury Schweppes, said today: "The acquisition of Dr Pepper/Seven-Up represents a major strategic milestone for Cadbury Schweppes. The brand combination is a powerful and logical one in the largest soft drinks market in the world. Both businesses have substantial marketing strength which, in combination and directed skillfully, can only enhance the reach and penetration of the total portfolio. I am delighted that the Board of Dr Pepper/Seven-Up has agreed to recommend our offer."

John Albers, Chairman, President and Chief Executive Officer of Dr Pepper/Seven-Up said today: "This is an outstanding return for our shareholders. The $33 price per share values Dr Pepper/Seven-Up in excess of $3 billion including debt. This value reflects the extraordinary contribution of the entire Dr Pepper/Seven-Up family, including its employees, bottlers and customers. The combination of Cadbury Schweppes' and Dr Pepper/Seven-Up brands will maximize opportunities for growth both in the US soft drinks market and internationally."

The offer is subject to the tender of a number of shares which, together with shares already owned by Cadbury Schweppes, is equivalent to a majority of the shares and will be followed by a merger of DP/SU Acquisition Inc., with Dr Pepper/Seven-Up in which each outstanding common share will be converted into $33 in cash. Consummation of the transaction is subject to the satisfaction of certain conditions including approval by Cadbury Schweppes shareholders and the expiry or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Goldman Sachs is acting as financial advisor and dealer manager in connection with the tender offer. Kleinwort Benson North America is acting as joint dealer manager and Kleinwort Benson Limited is the UK financial advisor.

BT Securities Corp. and Donaldson, Lufkin and Jenrette Securities
Corporation are providing financial advice to Dr Pepper/Seven-Up.

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